FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 24, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL OAO ANNOUNCES THE ACQUISITION OF HBL HOLDINGS

Moscow, Russia – September 24, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the acquisition of a 100% stake in HBL Holding GmbH by its Mechel Service OOO service and sales subsidiary.

The acquisition is consistent with Mechel Service OOO’s continued implementation of its program of expanding its sales network, enhancing and extending range of its services, and enlarging its client base. Ownership of the shares in HBL Holding shall pass to the buyer following the completion of all necessary legal and financial procedures.

HBL Holding, founded in 1976, is a group of German companies in the field of steel trading and distribution with a primary focus on of its activities in North Rhine-Westphalia, Bremen and the Eastern German federal states. In addition to steel wholesaling activities, HBL also processes steel parts according to customer requirements, and delivers products to its clients on a fast and reliable basis.

HBL Holding integrates eight service and trading companies in Germany. The main competitive advantage of the HBL Group is the wide range of its products: construction and tool steel, various rolled products for construction, various kinds of stainless steel pipes, steel sheets, including stainless steel sheets, and aluminum, brass and copper sections. Other advantages of the group include high value-added services surrounding steel wholesaling, and fast delivery of standard steel products due to an effective warehousing system. In addition, HBL offers sophisticated, customer-tailored services in the area of prefabrication and processing of metals, and precision (thermal) cutting such as plasma, laser, water jet and autogenous cutting. Major HBL customers include European companies in machinery and automotive manufacturing, and the construction industry.

“HBL Group is well positioned in its market segment and shows sustainable profitability and solid growth prospects. This purchase provides Mechel with greater access to attractive European markets and a more direct relationship to the users of our products. A wide range of available services and products and a group-wide logistics system enables HBL to offer utmost flexibility and just-in-time deliveries on short notice. The acquisition is the continuation of Mechel Service’s program aimed at entering the market of custom-tailored high margin steel products,” Mechel Management OOO Chief Executive Officer Vladimir Polin commented.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: September 24, 2008